U. S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                           FORM 10-SB/A

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934.

                        NOSTALGIA  MOTORCARS  INC.
            (Name of Small Business Issuer in its charter)

         Nevada                                           88-0362112
(State or other jurisdiction of     (I.R.S. Employer Identification No.)
incorporation or organization)

4502 East Karen Drive, Phoenix, Arizona                    85032
(Address of principal executive offices)                (Zip Code)

Issuer's telephone number:  (602) 404-3557

Securities to be registered pursuant to Section 12(b) of the Act:


    Title of each class                 Name of each exchange on which
    to be so registered                 each class is to be registered

            None

            None

Securities to be registered pursuant to Section 12(g) of the Act:

                            Common Stock
                          (Title of Class)

                                None
                          (Title of Class)

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

(a)  Business Development.

Nostalgia Motorcars, Inc., a Nevada corporation ("Company"), was originally organized on November 23, 1993 as Amexan, Inc.; the name was changed on June 1, 1998 to Nostalgia Motorcars, Inc. Prior to the name change, Amexan was an inactive company from the date of incorporation. The business office of the Company is located at 4502 East Karen Drive, Phoenix, Arizona 85032. The Company's fiscal year ends on December 31. Currently, the Company has one full time and two part time employees (two in sales and one in accounting), but anticipates adding two additional employees in January 2000 for administrative support.

Business of Issuer.

The Company intends to sell up to 10,000 new "old style" Volkswagen Beetles in the United States, Canada, and certain other countries beginning in the first quarter of 2000. The vehicles that the Company intends to sell differ significantly from Volkswagens "new style" bug introduced in 1998. The Company's vehicles are based on the rear engine, air cooled, "old style" bugs last sold in the United States in 1979. These new "old style" bugs, although basic in operation and styling, remain faithful to the personality, charm and friendly quirks of the bug best known by America.

With over 22 million cars sold worldwide over the years, the "old style" bug is generally acknowledged to be the most successful car line in automotive history. Unfortunately, a new "old style" bug has not been available in the U.S. market for 20 years, leaving an unprecedented number of loyal and sometimes fanatical admirers to contend with owning old, reconditioned cars.

The "old style" bugs' incredible success, combined with an undying used market, steady parts sales and significant Internet interest, leads management of the Company to believe that a viable market exists for the new "old style" bugs in the U.S. Research by management supports the premise that the old style bug is one of the most recognized production automobiles and its legend is continually supported by clubs, trade organizations, and magazines with a large following. Twenty years after the last bug was sold in the U.S., loyal owners continue to support the re-sale values of the old style bug. According to Hemmings Motor News and other industry publications, prices of used old style bugs in good condition can command over 4 times the original sales price.

The market for old style bugs goes far beyond the new beetle in terms of competition. Although some of the Company's potential customers will be those who choose the old style bug over the new style bug, the Company will most often find itself competing with a wide range of cars and in an area of the market that demands a higher degree vehicle personality as well as sound structural and performance characteristics. Both new and old style beetles share the same basic design. Subtle changes to the new bug offer a slightly more contemporary appearance. The new beetle is a liquid cooled front engine and front wheel drive automobile providing 115 horse power whereas the old style bug is an air cooled rear engine rear wheel drive automobile delivering 60 horsepower. Although basically the same, new production technologies developed over the past two decades have made the old style bug a better car. The fit and finish of a new old style bug manufactured today is, in the opinion of management, superior to the same car manufactured 25 years ago. Therefore, a customer who prefers to the styling of the older style bug, while obtaining the benefits of a modern, well constructed automobile, will be inclined to choose the new "old style" bug.

Although the new "old style" bug will have obvious and intrinsic similarities to its predecessor, significant competition will most likely come from vehicles in a similar price range. As stated above, some of the Company's customers may choose the old style bug over the new style, however, the Company will most often find that its competitive environment will exist within a wide range of vehicles and not specifically the new style beetle. The marketing and promotion behind the new bug continues to reinforce the simple fact that the new exists because of the success of the old.

The "old style" bug has remained in full production at Volkswagen's state of the art automotive plant in Pueblo, Mexico, and over the years Volkswagen has refined the car, producing a first class fit, finish and overall quality never before offered in a Bug. New upgrades such as Bosch fuel injection, front disc brakes, three way catalytic converter, and a remote security system have been added to ensure it keeps pace with the needs of today's consumer. Despite this, however, the "old style" bug remains unavailable for sale in the U.S., because it does not meet current U.S. Department of Transportation ("DOT"), U.S. Environmental Protection Agency ("EPA") and California Air Resources Board ("CARB") standards.

Fortunately, current Federal laws permit the importation, conversion and sale of virtually any automobile, provided that the finished cars meet strict DOT and EPA standards and proper licensing is secured. Accordingly, the Company intends to purchase new Bugs directly from the Pueblo, Mexico VW factory (or from several of the over 250 dealers in Mexico) and modify each car so that it fully complies with U.S. safety and emission standards, making them fully legal for sale in the U.S.

There are several ways for the Company to obtain the necessary regulatory clearances for new Bug certification; however, the Company has chosen to pursue what it believes to be the most respected and credible license, known as a "small volume manufacturer" ("SVM") license, If granted by the EPA, a SVM license would permit the Company to modify and sell in the U.S. up to 10,000 cars per, year.

The Company expects to sell the cars through direct sales to automotive dealers, national wholesale car auctions and through the Internet (on a site to be developed). Current management of the Company will be initially responsible for securing such sales. The Company expects to secure letters of credit from contracted buyers, and proposes to borrow sufficient capital through a revolving credit facility to finance the purchase, modification and transportation of the cars on order. The Company has not as yet secured such a credit facility.

To the Company's knowledge, there are currently no other manufacturers or suppliers of new "old style" bugs in the U.S.;
however, there is direct competition by Volkswagen who sell a "new style" bug, and indirect competition by numerous other
"economical" cars offered by established manufactures.

The Company proposes to offer "old style" bugs with a 2 year limited, bumper to bumper warranty, which will be self administered by the Company (made possible by the well documented and proven reliability of the car over many years).

The Company expects that the Bugs will retail for approximately $13,000. The purchase cost of each car from sources in Mexico (as discussed below) will be approximately $6,500. The cost of converting each vehicle, as set forth in the contract with LPC of New York, Inc., will not exceed $1,600 per car for the following structural modifications and the emissions modifications necessary to meet all regulatory requirements (including the cost of all parts):

  (a)  Bumper modifications
  (b)  O.B. II Computer System
  (c)  Emission Vapor Canister
  (d)  Required temperature and pressure sensors
  (e)  Modified speedometer
  (f) Warning lights and buzzers for seat belts, parking brakes, etc.
  (g)  Proper labeling
  (h)  Door beams
  (i)  Dual air bags

Other approximate costs will be $500 for shipping, $700 for insurance reserves, and $700 for accessories. This will leave a profit margin of approximately $3,000 per vehicle.

ITEM 2.  PLAN OF OPERATION.

Twelve Month Plan of Operation.

The Company expects to sell its cars through automobile wholesalers, new car dealers, and the Internet. The Company has not yet secured any sales or contracted specific distributors.

The Company has undertaken the necessary steps to begin the process of securing such a SVM license and has contracted a very reputable vehicle certification laboratory, LPC of New York, Inc. ("LPC"), of Ronkonkoma, New York. LPC is currently conducting the necessary testing and assessments to determine the exact modifications necessary to ensure DOT and EPA certification and a SVM license. Upon completion of all necessary government licensing and the issuance of a SVM license, the Company would be in a position to legally import new bugs from Mexico, modify each car and retail them as new "classic bugs" in the U.S. marketplace.

The LPC contract, which has an effective date of September
29, 1999, guarantees certification and a SVM license within 3 to 6 months and will cost $375,000,00. LPC has indicated that although original crash tests on the VW Beetle are still available and valid, updated crash tests might have to be conducted, which would entail an additional cost to the Company under that contract of up to $175,000. The Company has secured a total of $300,000 in invested capital from the two principals of the Company to date (as evidenced by two Promissory Notes attached as Exhibits to this Form 10-SB); these individuals have committed to contributing up to an additional total of $250,000 to the capital of the Company in order to complete the LPC contract and fund initial operations of the Company.

The Company has no direct control over the testing and licensing necessary to complete the certification and is dependent on the successful completion of the testing and modifications. Once completed, LPC and the Company will file the appropriate documentation with DOT, EPA, and CARB; the Company has been advised that the final approval process takes approximately one month to complete (counted in the guaranteed timeframe quoted by LPC). Once all tests are completed, then it will be determined the exact modifications that will be needed for the Bugs to be purchased.

The Company intends to purchase vehicles directly from the Volkswagen manufacturing plant in Pueblo, Mexico and/or from several of the more than 200 dealers throughout Mexico ( there are approximately 100,000 "old style" bugs manufactured and they are primarily sold in Mexico per year). There are no contracts in place with any supplier at this time. However, from the production at this plant, as well as excess supply, it is the opinion of management that there will be adequate supply of automobiles for purchase by the Company. There is no license or other agreement needed from Volkswagen in order for the Company to buy and convert these automobiles for sale in the U.S. once the SVM license is in place.

Once the car is purchased from Volkwagen, it will be converted to meet DOT, EPA, and CARB standards. The Company intends to subcontract out all modifications and certification work to a qualified third party conversion facility. There are several such facilities available and the company to be contracted by the Company. Although there is no firm agreement with any such firm, the Company has contacted International Auto Processors, based in Brunswick, Georgia, about converting the Company purchased automobiles. This is a large and credible company which has substantial experience with large volume conversion facilities, which currently converts approximately 175,000 automobiles per year for such companies BMW and Ford Motor Company. It is anticipated that a contract with this firm can be concluded within thirty days from the time that the Company advised this firm that cars are ready to be shipped.

Although the Company has no major customers, it believes that will not be dependent on such. Sales are expected to be geographically widespread and with many small orders.

Except for those outlined above, the Company is not aware of any government regulations required or any probable governmental regulation change which would have an adverse effect on the company.

(b)  Risk Factors Connected with Plan of Operation.

No Prior Operations.

The Company is in its initial stages of development with no revenues or income and is subject to all the risks inherent in the creation of a new business. Since the Company's principal activities to date have been limited to organizational activities and prospect development, it has no record of any revenue-producing operations. Consequently, there is no operating history upon which to base an assumption that the Company will be able to achieve its business plans. In addition, the Company has only limited assets. As a result, there can be no assurance that the Company will generate significant revenues in the future; and there can be no assurance that the Company will operate at a profitable level. If the Company is unable to obtain customers and generate sufficient revenues so that it can profitably operate, the Company's business will not succeed.

Adequacy of Funding.

The funds available to the Company from its principals will not be adequate for it to be competitive in the areas in which it intends to operate. In addition, these principals may not meet their commitments to provide the promised $250,000 over the amount currently funded in order to secure the SVM license. In such instance, the Company would have to secure such funds from another source or sources, which could entail additional delay and expense on the part of the Company.

Even if all the promised funds are made available by the principals, these funds will only be sufficient to secure the SVM license and provide operational funds for the Company for the next several months. Therefore, the Company will need to raise additional funds in order to fully implement its business plan. The Company's continued operations therefore will depend upon its ability to raise additional funds through bank borrowings, equity or debt financing, or asset sales. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. If additional shares were issued to obtain financing, current shareholders may suffer a dilutive effect on their percentage of stock ownership in the Company.

Competition.

The Company may experience substantial competition in its efforts to locate and attract customers for its automobiles. Many competitors in the automobile industry have greater experience, resources, and managerial capabilities than the Company and may be in a better position than the Company to obtain access to attractive clientele. There are a number of larger companies which will directly compete with the Company. Such competition could have a material adverse effect on the Company' profitability or viability.

Although the new "old style" bug will have obvious and intrinsic similarities to its predecessor, significant competition will most likely come from vehicles in a similar
price range.   The Company will most often find that its
competitive environment will exist within a wide range of vehicles and not specifically the new style beetle.

Influence of Other External Factors.

In the search for a suitable conversion company for the automobiles to be purchased by the Company, the Company may not be able to conclude a contract with any such firm, or on terms acceptable to the Company. As a result, the Company would not be able to proceed to convert the cars until such a contract is secured or the Company is able to the conversion itself. This could entail substantial additional time and expense on the part of the Company during this process.

Despite current production and availability of Volkswagen Bugs from the Mexican plant, there may not be an adequate supply in the future or such supply may be interrupted by many factors, such as labor or parts shortages. Any such delay or interruption in supply could have an adverse affect on the ability of the Company to meet demand and become profitable.

In addition to the above factors, the automobile industry in general is a speculative venture necessarily involving some substantial risk. There is no certainty that the expenditures to be made by the Company will result in commercially profitable business. The marketability of its automobiles will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, and the general state of the economy (including the rate of inflation, and local economic conditions), which can affect peoples' discretionary spending. Factors which leave less money in the hands of potential customers of the Company will likely have an adverse effect on the Company. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Regulatory Factors.

Although LAI does guarantee under its contract to obtain the SVM license with three to six months from the date of commencement of work, there is no guarantee that it will be timely obtained or could be delayed by presenting unanticipated factors. In addition, possible future consumer legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities undertaken in connection with the business of the Company, the extent of which cannot be predicted. The exact affect of such legislation cannot be predicted until it is proposed.

Reliance on Management.

The Company's success is dependent upon the hiring of key administrative personnel. Although these personnel have contributed approximately 400 hours to date in the organizational phases of the Company, none of the officers or directors, or any of the other key personnel, has any employment or non-competition agreement with the Company. Therefore, there can be no assurance that these personnel will remain employed by the Company. Should any of these individuals cease to be affiliated with the Company for any reason before qualified replacements could be found, there could be material adverse effects on the Company's business and prospects. In addition, management has no experience is managing companies in the same business as the Company.

In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with minority ownership interest rights to make decision which effect the Company. The success of the Company, to a large extent, will depend on the quality of the directors and officers of the Company. Accordingly, no person should invest in the Shares unless he is willing to entrust all aspects of the management of the Company to the officers and directors.

Conflicts of Interest.

The officers and directors have other interests to which they devote time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to the business of the Company. As a result, certain conflicts of interest may exist between the Company and its officers and/or directors which may not be susceptible to resolution.

In addition, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the Company. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the Board of Directors to the Company, any proposed investments for its evaluation.

Forward-Looking Statements.

This Registration Statement contains "forward looking statements" within the meaning of Section 27A of the Act, and
Section 21E of the Securities Act of 1934, as amended, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including those factors described under "Risk Factors" and elsewhere herein In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire or prove to be accurate. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.

Uncertainty Due to Year 2000 Problem.

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the Company's ability to conduct normal business operations. This creates potential risk for all companies, even if their own computer systems are Year 2000 compliant. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

The Company currently believes that its systems are Year 2000 compliant in all material respects, its current systems and products may contain undetected errors or defects with Year 2000 date functions that may result in material costs. Although management is not aware of any material operational issues or costs associated with preparing its internal systems for the Year 2000, the Company may experience serious unanticipated negative consequences (such as significant downtime for one or more of its suppliers) or material costs caused by undetected errors or defects in the technology used in its internal systems. Furthermore, the purchasing patterns of consumers may be affected by Year 2000 issues. The Company does not currently have any information about the Year 2000 status of its potential material suppliers. The Company's Year 2000 plans are based on management's best estimates.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company currently owns approximately $25,000 in general office equipment and furniture.

The Company neither owns nor leases any real or personal property. Mr. Randolph provides office space to the Company without charge. This office space consists of one room of approximately 250 square feet in the home of Mr. Randolph, located at 4502 East Karen Drive, Phoenix, Arizona 85032.

This office space is not suitable for the purposes of the Company (there is adequate insurance coverage on the assets of the Company at this location). On that basis, the Company on October 12, 1999 entered into a five year lease for office space to be located at 15750 Northsite Boulevard, Scottsdale, Arizona 85260. This office will consist of approximately 4,950 square feet, with rent payable at the rate of $7,426.50 per month (with a cost of living increase after the first twelve months). The Company anticipates moving into this office in late January 2000.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

The following table sets forth information regarding the beneficial ownership of shares of the Company's Common Stock as of September 30, 1999 (5,000,000 issued and outstanding) by (i) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding Common Stock; and (ii) all officers and directors of the Company (each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them):


Title of        Name and Address of          Amount of        Percent
  Class         Benficial Owner        Beneficial Ownership   of Class
Common          Brad Randolph
Stock           4502 East Karen Drive
                Phoenix, Arizona 85032       1,500,000             30%
Common          Anoop Pittalwala
Stock           11931 North 69th Ave
                Glendale, Arizona 85308        175,000              3.5%
Common
Stock           Shares of all directors
                and executive officers
                as a group (2 persons)       1,675,000             33.5%

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

The names, ages, and respective positions of the directors and officers of the Company are set forth below. These persons have held their respective positions since May 20, 1999. There are no other persons which can be classified as a promoter or controlling person of the Company.

(a)  Brad Randolph, President/Secretary/Director.

Mr. Randolph, age 40, received his Bachelor of Science degree in 1983 from Kent State University, Kent, Ohio. From June 1994 to May 1999, he was employed as a Vice President and Operations Manager of Shakti Investments, Ltd. Shakti Investments, Inc. is an international investment, import/export, and trading company based in Phoenix, Arizona. Mr. Randolph's principal responsibilities included the research, qualification and negotiation of new business opportunities internationally.
In this position, he gained extensive experience. with the planning, coordination and regulatory compliance required for the import and export of commodities with the U.S. and with several foreign countries.

For the period of October 1988 to May 1994, Mr. Randolph served as the President/co-founder of EyeLevel, Inc. At the time, EyeLevel, Inc. was the nations highest volume promotional sunglass manufacturing company. Mr. Randolph secured exclusive rights for North America from Avery International, now Avery Dennison, to utilize a patented printing technology for EyeLevel, Inc. His responsibilities at this firm included the administration, marketing, and distribution for the company's two largest product groups, licensed products and national promotions. The Licensed Product group acquired licenses from The National Football League, Major League Baseball, The National Basketball Association, and over 60 colleges and universities throughout the United States. Mr. Randolph personally developed a distribution network for this company that covered all major markets utilizing major retailers like Wal-Mart, Kmart, J.C. Penny Company, as well as numerous grocery chains. The promotional group developed and implemented successful national campaigns for Pepsi Cola, The National Football League, and America West Airlines.

(b)  Anoop Pittalwala, Vice President/Treasurer/Director

Mr. Pittalwala, age 42, earned his Bachelor of Science
Degree in Mechanical Engineering in 1981 from University of British Columbia. From 1997 to May 1999, he served as President/Director of Shatki Investments, Inc., the same firm that employed Mr. Randolph. In this position, Mr. Pittalwala performed executive level management and administration of diverse business, trading, and investment activities. He was involved in the promotion, marketing, and penetration of international markets through the trade of commodities, consumer products, and financial instruments. Mr. Pittalwala also successfully coordinated the complete start-up of this company and negotiated and secured contracts with other international and domestic client base.

For the period of 1985 to 1997, Mr. Pittalwala was employed as a Senior Vice President/Director of Geepe Holdings, Inc./Pacific Homes Inc., a firm specializing in single and multi-family housing developments. In this position, he directed and supervised product marketing, financial management and new product development functions for the entire organization. Mr. Pittalwala also sourced and secured financing, maintained financial and internal controls, managed cash flow and collection procedures, and supervised the complete construction of all projects from groundbreaking to completion. He also successfully developed and launched effective advertising and marketing campaigns.

ITEM 6.  EXECUTIVE COMPENSATION.

(a) Other than Brad Randolph, the President of the Company, no other officer or director of the Company is receiving any remuneration at this time. Mr. Randolph is currently receiving a salary of $5,000.00 per month.

(b) There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the corporation or any of its subsidiaries.

(c) No remuneration is proposed to be in the future directly or indirectly by the corporation to any officer or director under any plan which is presently existing.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
Other than as set forth in this Item 7, there are no relationships, transactions, or proposed transactions to which the registrant was or is to be a party, in which any of the named persons set forth in Item 404 of Regulation SB had or is to have a direct or indirect material interest.

(a)  Loans by Principals.

As indicated under Description of Business, the two principals of the Company, have each loaned the Company $150,000. Each of these loans is evidenced by a promissory note dated June 11, 1999 and bearing interest at a rate equal to the prime rate as announced by the Wall Street Journal as of the last business day prior to the first day of each calendar quarter and adjusted as of the first day of each calendar quarter during the term of the promissory note. Under the terms of the promissory notes, the entire outstanding principal balance, together with all accrued and unpaid interest, shall be due and payable in full not later than the Maturity Date, which is two years from the date of the promissory note.

Under the terms of the promissory notes, the principals may, at their option and at any time and from time to time, convert all or any portion of the then outstanding principal amount and accrued interest hereunder into that number of fully paid and nonassessable Shares equal to 25% of the then outstanding principal amount of the note as of the date of conversion. For example, if the principal amount on the date of conversion is $100,000, and the stock is trading at $1.00 per share on that date, then he would receive 25,000 Shares. The principals may exercise this option an more than one occasion, so long as there still remains an outstanding principal balance under the promissory notes.

In case of any reorganization or recapitalization of the Company (by reclassification of its outstanding Shares or otherwise), or its consolidation or merger with or into another corporation, the principals will, upon conversion, be entitled to receive the shares of stock, cash or other consideration which they would receive upon such reorganization, recapitalization, consolidation or merger if immediately prior thereto the conversion had occurred and the principals had exchanged the Shares in accordance with the terms of such reorganization, recapitalization, consolidation or merger.

(b)  Office Space.

The Company neither owns nor leases any real or personal property. Mr. Randolph provides office space to the Company without charge. This office space consists of one room of approximately 250 square feet in the home of Mr. Randolph, located at 4502 East Karen Drive, Phoenix, Arizona 85032. This office space is not suitable for the purposes of the Company (there is adequate insurance coverage on the assets of the Company at this location). See "Description of Property."

ITEM 8.  DESCRIPTION OF SECURITIES.

General Description.

The Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, with a par value of $0.001. The holders of the Shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; (c) do have preemptive rights to purchase in new issues of Shares; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) cumulative or special voting rights; (b) preference as to dividends or interest; (c) preference upon liquidation; or (d) any other special rights or preferences. In addition, the Shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and an amendment thereto, and Bylaws of the Company, attached as Exhibits to this Form 10-SB. As of the date of this Form 10-SB, the Company had 5,000,000 shares of common stock issued and outstanding. There are no preferred shares authorized in the Articles of Incorporation.

Non-Cumulative Voting.

The holders of Shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors. Dividends.

The Company does not currently intend to pay cash dividends. The Company's proposed dividend policy is to make distributions of its revenues to its stockholders when the Company's Board of Directors deems such distributions appropriate. Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the Company.

A distribution of revenues will be made only when, in the judgment of the Company's Board of Directors, it is in the best interest of the Company's stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the company's internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

The Company's authorized but unissued capital stock consists of 45,000,000 Shares of common stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

The Company has engaged the services of Alphatech Stock Transfer, Inc., 4505 South Wassach Boulevard, Suite 205, Salt Lake City,
Utah 84124, to act as transfer agent and registrar for the Company.

PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.

(a)  Market Information.

From June 15, 1998 to October 21, 1999, the Company's Shares were traded on the OTC Bulletin Board. They are currently traded in the "Pink Sheets" (symbol CRRZ) and the range of closing bid prices shown below is reported while trading on the OTC Bulletin Board. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ending on December 31, 1999

                                          High               Low

First Quarter                             1.375              0.125
Second Quarter                            0.8125             0.07
Third Quarter                             0.6875             0.19

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ended December 31, 1998

                                          High               Low

Second Quarter*                           3.375              3.00
Third Quarter                             4.00               2.50
Fourth Quarter                            3.00               1.00

* The Shares commenced trading on the Bulletin Board on June 15,
1998.

In order to qualify for relisting on the OTC Bulletin Board, the Company must comply with the new eligibility rules of the OTC Bulletin Board (that is, all listed companies must be reporting companies), and accordingly the Company filed its Form 10-SB Registration Statement with the SEC on October 5, 1999. The Company is anticipating that this Form 10-SB will clear all comments in the near future and thereafter be promptly relisted on the OTC Bulletin Board.

(b)  Holders of Common Equity.

As of December 1, 1999, there were 33 shareholders of record of the Company's common stock.

(c)  Dividends.

The Company has not declared or paid a cash dividend to stockholders since it became a "C" corporation on November 23, 1993. The Board of Directors presently intends to retain any earnings to finance Company operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

From the formation of the Company in 1993 and up to the present time, the principal independent accountant for the Company has neither resigned (or declined to stand for reelection) nor been dismissed. The independent accountant for the Company is Barry L. Friedman, 1582 Tulita Drive, Las Vegas,
Nevada 89123.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

No director of the Company will have personal liability to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability. The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit.

The By-laws provide for indemnification of the directors, officers, and employees of the Company in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of the Company if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation. The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751).

The officers and directors of the Company are accountable to the Company as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting the Company.
In the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to the Company, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management.. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

PART F/S.

                 INDEPENDENT AUDITORS' REPORT

Board of Directors
Nostalgia Motorcars, Inc.
Phoenix, Arizona

I have audited the accompanying Balance Sheets of Nostalgia Motorcars, Inc., (formerly Amexan, Inc.), (A Development Stage Company), as of December 31, 1998, December 31, 1997, December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for the three years ended December 31, 1998, December 31, 1997, and December 31, 1996, and for the period of November 23, 1993 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nostalgia Motorcars, Inc. (formerly Amexan, Inc.), (A Development Stage Company), as of December 31, 1998, December 31, 1997, and December 31, 1996, and the results of its operations and cash flows for the three years ended December 31, 1998, December 31, 1997, and December 31, 1996, and for the period of November 23, 1993 (date of inception) to December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  Barry L. Friedman
Barry L. Friedman
Certified Public Accountant
1582 Tulita Drive
Las Vegas, Nevada 89123
September 17, 199


                       Nostalgia Motorcars, Inc.
                        (Formerly Amexan, Inc.)
                     (A Development Stage Company)

                            BALANCE SHEET

                               ASSETS

                                December      December      December
                                31, 1998      31, 1997      31, 1996

Current Assets                  $      0      $      0      $     0

   Total Current Assets         $      0      $      0      $     0

Other Assets

   Organization Costs (Net)     $      0      $     36      $    75

   Total Other Assets           $      0      $     36      $    75

Total Assets                    $      0      $     36      $    75


The accompanying notes are an integral part of these financial statements

                     Nostalgia Motorcars, Inc.
                      (Formerly Amexan, Inc.)
                   (A Development Stage Company)

              LIABILITIES AND STOCKHOLDERS' EQUITY

                               December      December      December
                               31, 1998      31, 1997      31, 1996

Current Liabilities

 Officer's Advances (Note #5)  $  1,945      $    485      $    485

 Total Current Liabilities     $  1,945      $    485      $    485

Stockholders' Equity (Note #4)

 Common stock
 Par value $0.001
 Authorized 50,000,000 shares
 Issued and outstanding at

 December 31, 1996-
 5,000,000 shares                                          $  5,000

 December 31, 1997 -
 5,000,000 shares                           $  5,000

 December 31, 1998 -
 5,000,000 shares             $  5,000

 Additional Paid-In Capital          0             0              0

 Deficit accumulated during
 the development stage          (6,945)       (5,449)        (5,410)

Total Stockholders' Equity    $ (1,945)     $   (449)       $  (410)

Total Liabilities And
Stockholders' Equity          $      0      $     36        $    75


The accompanying notes are an integral part of these financial statements

                       Nostalgia Motorcars, Inc.
                        (Formerly Amexan, Inc.)
                     (A Development Stage Company)

                         STATEMENT OF OPERATIONS

                            Year     Year      Year     Nov. 23,1993
                            Ended    Ended     Ended     (Inception)
                           Dec. 31,  Dec. 31,  Dec. 31,  to Dec. 31,
                             1998      1997     1996        1998

Revenue                    $      0  $      0  $       0  $      0

Expenses
General, Selling and
Administrative             $  1,460  $      0  $     400  $  6,750

Amortization                     36        39         39       195

  Total Expenses           $  1,496  $     39  $     439  $  6,945

Net Profit/(Loss)          $ (1,496) $    (39) $    (439) $ (6,945)

Net Profit/(Loss)
Per Weighted Share
(Note 1)                   $    Nil  $    Nil  $     Nil  $    Nil

Weighted Average
Number of Common
Shares Outstanding         5,000,000  5,000,000  5,000,000  5,000,000


The accompanying notes are an integral part of these financial statements

                      Nostalgia Motorcars, Inc.
                       (Formerly Amexan, Inc.)
                     (A Development Stage Company)

          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                 Additional   Accumu-
                          Common      Stock      paid-in      lated
                          Shares      Amount     Capital      Deficit

Balance,
December 31, 1995         5,000,000   $5,000     $    0      $ (4,971)

Net loss year ended
December 31, 1996                                                (439)

Balance,
December 31, 1996         5,000,000   $5,000     $    0      $ (5,410)

Net loss year ended
December 31, 1997                                                 (39)

Balance,
December 31, 1997         5,000,000   $5,000     $    0     $ (5,449)

Net loss year ended
December 31, 1998                                             (1,496)

Balance,
December 31, 1998         5,000,000  $5,000     $    0      $ (6,945)


The accompanying notes are an integral part of these financial statements

                         Nostalgia Motorcars, Inc.
                          (Formerly Amexan, Inc.)
                       (A Development Stage Company)

                          STATEMENT OF CASH FLOWS

                          Year       Year      Year      Nov. 23,1993
                          Ended      Ended     Ended    (Inception)
                          Dec. 31,   Dec. 31,  Dec. 31,  to Dec. 31,
                          1998       1997      1996      1998

Cash Flows from
Operating Activities

 Net Loss                $(1,496)   $   (39)   $  (439)  $ (6,945)
 Amortization                 36         39         39        195

Changes in assets and
Liabilities
 Organization Costs            0          0          0       (195)
 Advances Payable          1,460          0        400      1,945

Net Cash (Used In)
Operating Activities     $     0   $      0   $      0   $ (5,000)

Cash Flows From
Investing Activities           0          0          0          0

Cash Flows From
Financing Activities
 Issuance of Common
 Stock for Cash                0          0          0      5,000

Net Increase (Decrease)
in Cash                  $     0   $      0   $      0   $      0

Cash,
Beginning of Period            0          0          0          0

Cash, End of Period      $     0   $      0   $      0   $      0


The accompanying notes are an integral part of these financial statements

                     Nostalgia Motorcars, Inc.
                      (Formerly Amexan, Inc.)
                   (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS

December 31, 1998, December 31, 1997, and December 31, 1996

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized November 23, 1993, under the laws of the State of Nevada as Amexan, Inc. The Company currently has no operations and in accordance with SFAS #7, is considered a development company. On June 1, 1998 the Company changed its name to Nostalgia Motorcars, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company records income and expenses on the accrual method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents

The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of December 31, 1998.

Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Organization Costs

Costs incurred to organize the Company were amortized on a straight-line basis over a sixty-month period.

Loss Per Share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of December 31, 1998, the Company had no dilative common stock equivalents such as stock options.

Year End

The Company has selected December 31st as its year-end.

Year 2000 Disclosure

The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities. Since the Company currently has no operating business and does not use any computers, and since it has no customers, suppliers or other constituents, there are no material Year 2000 concerns.

NOTE 3 - INCOME TAXES

There is no provision for income taxes for the period ended December 31, 1998, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of December 31, 1998 is as follows:

Net operation loss carry forward                    $   5,449
Valuation allowance                                 $   5,449

Net deferred tax asset                              $       0

The federal net operation loss carry forward will expire in various amounts from 2013 to 2018. This carry forward may be limited upon the consummation of a business combination under IRC
Section 381.

NOTE 4 - STOCKHOLDERS' EQUITY

Common Stock

The authorized common stock of the corporation consists of 50,000,000 shares with a par value of $0.001 per share.

Preferred Stock

The corporation has no preferred stock.

On November 30, 1993, the Company issued 5,000,000 shares of its
$0.001 par value common stock in consideration of $5,000 in cash.

NOTE 5 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. Until that time, the stockholders/officers and or directors have committed to advancing the operating costs of the Company, as set forth in Note 6 below.

NOTE 6 - RELATED PARTY TRANSACTIONS

As of June 11, 1999, the two principals of the Company loaned the Company a total of $300,000 as evidenced by two promissory notes in the amount of $150,000 each and bearing interest at the current prime interest rate (adjusted quarterly). All principal and accrued interest on such notes is due and payable two years from said date. These principals have also committed to loan the Company a total of $250,000 in additional operating funds, if needed.

The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in
other business opportunities.   If a specific business
opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 7 - WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional share of common or preferred stock.


                     Nostalgia Motorcars, Inc.
                      (Formerly Amexan, Inc.)
                    (A Development Stage Company)

                            BALANCE SHEET
                             (Unaudited)

                               ASSETS

                                       9 Mos Ending     Year Ended
                                       Sept. 30,1999    Dec.31,1998
Current Assets
 Cash                                  $   123,725      $      0
 Deposit On Vehicle Purchase           $    40,000      $      0

 Total Current Assets                  $   163,725      $      0

Other Assets
 Automobile, Net                       $     7,332      $      0
 Equipment-Computer (Net)              $     9,395      $      0
 Total Other Assets                    $    16,727      $      0

 Total Assets                          $   180,452      $      0

                LIABILITIES AND STOCKHOLDERS' EQUITY

                                       9 Mos Ending     Year Ended
                                       Sept. 30,1999    Dec.31,1998

Current Liabilities

 Officers Advances (Note #5)           $    14,195      $   1,945
 Officers Loans                            300,000              0
 Accounts Payable                           22,750              0
Total Current Liabilities              $   336,945      $   1,945

Stockholders Equity (Note 4)

Common Stock, $.001 par value
authorized 50,000,000 shares
issued and outstanding at
December 31, 1998 - 5,000,000 shares                   $    5,000
June 30, 1999 - 5,000,000 shares      $     5,000

 Additional Paid In Capital                     0               0

 Accumulated Loss During
 Development Stage                       (161,493)         (6,945)

Total Stockholders' Equity            $  (156,493)     $   (1,945)

Total Liabilities And
Stockholders Equity                   $   180,452      $        0


The accompanying notes are an integral part of these financial statements

                      Nostalgia Motorcars, Inc.
                      (Formerly Amexan, Inc.)
                    (A Development Stage Company)

                      STATEMENT OF OPERATIONS
                             (Unaudited)

                  3 Mos Ended   3 Mos Ended   9 Mos.Ended   9 Mos.Ended
                    Sept. 30,     Sept. 30,     Sept. 30,    Sept. 30,
                       1999         1998           1999        1998

Revenue           $        0   $         0   $         0   $        0

Expenses
 General, Selling
 & Administrative $  101,359   $    1,460    $   153,913   $    1,460

 Amortization            636            8            636           28

 Total Expenses   $  101,995   $    1,468    $   154,549   $    1,488

Net Profit/(Loss) $ (101,995)  $   (1,468)   $  (154,549)  $   (1,488)

Net Profit/(Loss)
Per Weighted
Share (Note 2)    $     (.01)  $       Nil   $      (.03)  $     Nil

Weighted Average
Number of Common
Shares Outstanding 5,000,000     5,000,000     5,000,000   5,000,000


The accompanying notes are an integral part of these financial statements

                    Nostalgia Motorcars, Inc.
                      (Formerly Amexan, Inc.)
                   (A Development Stage Company)

                 STATEMENT OF OPERATIONS (Continued)
                             (Unaudited)

                                                        Nov. 23, 1993
                           Year Ended     Year Ended    (Inception)
                           December 31,   December 31,  to Sept. 30,
                               1998           1997          1999

Revenue                    $        0     $        0    $         0

Expenses
 General, Selling
and Administrative         $    1,460    $         0    $   160,663

 Amortization                      36             39            831

 Total Expenses            $    1,496    $        39    $   161,494

Net Profit/(Loss)          $   (1,496)   $       (39)   $  (161,494)

Net Profit/(Loss)
Per Weighted
Share (Note 2)             $      Nil    $       Nil    $      (.03)

Weighted Average
Number of Common
Shares Outstanding          5,000,000     5,000,000       5,000,000


The accompanying notes are an integral part of these financial statements

                     Nostalgia Motorcars, Inc.
                      (Formerly Amexan, Inc.)
                  (A Development Stage Company)

                     STATEMENT OF CASH FLOWS
                            (Unaudited)

                  3 Mos Ended   3 Mos Ended   9 Mos.Ended   9 Mos.Ended
                    Sept. 30,     Sept. 30,     Sept. 30,     Sept. 30,
                       1999         1998          1999          1998

Cash Flow from
Operating
Activities

 Net Loss         $ (101,995)   $      (8)   $  (154,549)  $   (1,488)
 Amortization            636            8            636           28

Changes in Assets
and Liabilities
Equipment-Computer         0            0         (9,888)          0
Automobile            (7,474)                     (7,474)          0
Deposit-Vehicle
Purchase             (40,000)                    (40,000)          0
Officers Advances     12,250            0         12,250       1,460
Officers Loans             0            0        300,000           0
Organization
Costs                      0            0              0           0
Accounts Payable     (12,250)           0         22,750           0

Net Cash Provided
By (Used In)
Operating
Activities        $ (148,833)   $      0   $    123,725   $        0

Cash Flows From
Investing
Activities                 0           0              0            0

Cash Flows From
Financing
Activities
 Issuance of Common
 Stock                     0           0             0            0

Net Increase
(Decrease) in Cash $(148,833)  $       0   $   123,725   $        0

Cash, Beginning
of Period            272,558           0             0            0

Cash, End
of Period         $  123,725  $        0   $   123,725   U


The accompanying notes are an integral part of these financial statements

                     Nostalgia Motorcars, Inc.
                      (Formerly Amexan, Inc.)
                   (A Development Stage Company)

                 STATEMENT OF CASH FLOWS (Continued)
                             (Unaudited)

                                                       Nov. 23, 1993
                           Year Ended    Year Ended    (Inception)
                           December 31,  December 31,  to Sept. 30,
                              1998           1997          1999

Cash Flow from
Operating Activities

 Net Loss                  $   (1,496)   $     (39)   $   (161,494)
 Amortization                      36           39             831

Changes in Assets
and Liabilities
 Equipment-Computer                 0            0          (9,888)
 Automobile                         0            0          (7,474)
 Deposit -
 Vehicle Purchase                   0            0         (40,000)
 Officers Advances              1,460            0          14,195
 Officers Loans                     0            0         300,000
 Organization Costs                 0            0            (195)
 Accounts Payable                   0            0          22,750

Net Cash Provided By
(Used In)
Operating Activities       $        0   $        0   $    118,725

Cash Flows From
Investing Activities                0            0              0

Cash Flows From
Financing Activities
 Issuance of Common
 Stock                              0            0          5,000

Net Increase (Decrease)
in Cash                   $         0   $        0   $    123,725

Cash, Beginning
of Period                           0            0              0

Cash, End of Period       $         0   $        0   $    123,725

The accompanying notes are an integral part of these financial statements

                      Nostalgia Motorcars, Inc.
                       (Formerly Amexan, Inc.)
                     (A Development Stage Company)

                   NOTES TO FINANCIAL STATEMENTS
                        September 30, 1999
                            (Unaudited)

NOTE  1  -  HISTORY AND ORGANIZATION  OF  THE  COMPANY

The Company was organized November 23, 1993, under the laws of the State of Nevada as Amexan, Inc. The Company currently has no operations and in accordance with SFAS #7, is considered a development company. On June 1, 1998 the Company changed its name to Nostalgia Motorcars, Inc.

NOTE  2  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company records income and expenses on the accrual method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents

The Company maintains a cash balance in a non-interest bearing bank that currently does not exceed federally insured limits.
For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of September 30, 1999.

Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No.109 (SFAS#109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Organization Costs

Costs incurred to organize the Company were amortized on a straight-line basis over a sixty-month period.

Loss Per Share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of September 30, 1999, the Company had no dilative common stock equivalents such as stock options.

Year End

The Company has selected December 31st as its year-end.

Year 2000 Disclosure

The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities. Since the Company currently has no operating business and does not use any computers, and since it has no customers, suppliers or other constituents, there are no material Year 2000 concerns.

NOTE  3  -  INCOME TAXES

There is no provision for income taxes for the period ended September 30, 1999, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of December 31, 1998, is as follows:

          Net operation loss carry forward            $  6,945
          Valuation allowance                         $  6,945

          Net deferred tax asset                      $      0

The federal net operating loss carry forward will expire in various amounts from 2015 to 2018.

This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

NOTE  4  -  STOCKHOLDERS'  EQUITY

Common Stock

The authorized common stock of Nostalgia Motorcars, Inc. consists of 50,000,000 shares with a par value of $ 0.001 per share.

Preferred Stock

Nostalgia Motorcars, Inc. has no preferred stock.

On November 30, 1993,  the Company issued 5,000,000 shares of its
$ 0.001 par value common stock in consideration of $ 5,000.00 in cash.

NOTE  5  -  GOING  CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time, the stockholders/officers and or directors have committed to advancing operating costs of the Company interest free.

NOTE  6  -  RELATED  PARTY  TRANSACTIONS

The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein.
The two principals of the Company, have each loaned the Company $150,000. Each of these loans is evidenced by a promissory note dated June 11, 1999 and bearing interest at a rate equal to the prime rate as announced by the Wall Street Journal as of the last business day prior to the first day of each calendar quarter and adjusted as of the first day of each calendar quarter during the term of the promissory note. Under the terms of the promissory notes, the entire outstanding principal balance, together with all accrued and unpaid interest, shall be due and payable in full not later than the Maturity Date, which is two years from the date of the promissory note.

Under the terms of the promissory notes, the principals may, at their option and at any time and from time to time, convert all or any portion of the then outstanding principal amount and accrued interest hereunder into that number of fully paid and nonassessable Shares equal to 25% of the then outstanding principal amount of the note as of the date of conversion. The principals may exercise this option an more than one occasion, so long as there still remains an outstanding principal balance under the promissory notes.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE  7  -  WARRANTS   AND  OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock.

PART III.

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS.

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.


                                SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                            NOSTALGIA MOTORCARS, INC.



Date: December 7, 1999.     By: /s/__Brad Randolph
                            Brad Randolph, President

                   Special Power of Attorney

The undersigned constitute and appoint Brad Randolph their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


Signature            Title                           Date

/s/ Brad Randolph    President, Secretary, Director  December 7, 1999
Brad Randolph

/s/ Anoop Pittalwala Director                        December 7, 1999
Anoop Pittalwala

                             EXHIBIT INDEX

Exhibit
Number      Description                              Method of Filing

3.1         Articles of Incorporation                See Below
3.2         Certificate of Amendment of Articles of
            Incorporation                            See Below
               See Below
10.1       Agreement to Provide Services for
            Certification                            See Below
10.2        Promissory Note (Brad Randolph)          See Below
10.3        Promissory Note (Anoop Pittalwala)       See Below
24          Special Power of Attorney                See Signature
                                                     Page
27          Financial Data Schedule                  See Below